UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               Tronox Incorporated
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class B Common Stock, par value $0.01 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    897051207
 -------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Mr. Robert L. Rosen
                            RLR Capital Partners, LP
                        152 West 57th Street, 21st Floor
                               New York, NY 10019
                                 (212) 903-2700

                                 With a copy to:

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2007
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 PAGES)


--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      897051207            SCHEDULE 13D           PAGE 2 of 6 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            RLR Capital Partners, LP
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
            Not Applicable
-----------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [ ]

-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------
    7       SOLE VOTING POWER

                                  -0-
-----------------------------------------------------------------------------
 NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      1,435,800
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       -0-
                      -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  1,435,800
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,435,800
-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.3%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      897051207            SCHEDULE 13D           PAGE 3 of 6 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Robert L. Rosen
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
            Not Applicable
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                               [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                         7        SOLE VOTING POWER

                                  -0-
                      -------------------------------------------------------
 NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      1,435,800
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       -0-
                      -------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER

                                  1,435,800
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,435,800
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
 -------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.3%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      897051207            SCHEDULE 13D           PAGE 4 of 6 PAGES
--------------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER

     This Amendment No.1 is filed with respect to the shares of the Class B common stock, par value $0.01 per share (the "Class B Shares"), of Tronox Incorporated (the "Issuer"), beneficially owned by the Reporting Persons (as defined in the Schedule 13D filed with the Securities and Exchange Commission on November 8, 2007 (the "Schedule 13D")) as of January 2, 2008 and amends and supplements the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       All of the funds used to purchase the Class B Shares described in this
Schedule 13D came from the working capital of the RLR Focus Master Fund, LP (the "Fund"). A total of approximately $14.1 million was paid to acquire such Class B Shares.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

       (a) The Reporting Persons beneficially own 1,435,800 Class B Shares, constituting approximately 6.3% of the Class B Shares outstanding.

     The aggregate percentage of Class B Shares beneficially owned by the Reporting Persons is based upon 22,889,431 Class B Shares outstanding, which is the total number of Class B Shares outstanding as of October 31, 2007 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2007.

       (b) RLR, Manager and Mr. Rosen share power to vote and direct the disposition of all of the Class B Shares held by the Fund. Thus, as of January 2, 2008, the Reporting Persons may be deemed to beneficially own 1,435,800 Class B Shares, or 6.3% of the Class B Shares deemed issued and outstanding as of that date.

       (c) The following transactions in the Class B Shares were effected by the Reporting Persons since the filing of the Schedule 13D, each of which was effected in open market transactions.

---------------------------------------- -------------------------------------- --------------------------------------
              Trade Date                               Shares Purchased (Sold)                    Price per Share ($)
---------------------------------------- -------------------------------------- --------------------------------------
              11/15/2007                                                 2,200                                   8.27
---------------------------------------- -------------------------------------- --------------------------------------
              11/16/2007                                                 4,900                                   8.22
---------------------------------------- -------------------------------------- --------------------------------------
              11/19/2007                                                19,000                                   7.92
---------------------------------------- -------------------------------------- --------------------------------------
              11/20/2007                                                10,000                                   7.94
---------------------------------------- -------------------------------------- --------------------------------------
              11/27/2007                                                 5,000                                   7.68
---------------------------------------- -------------------------------------- --------------------------------------
              11/28/2007                                                 1,300                                   7.85
---------------------------------------- -------------------------------------- --------------------------------------
              11/29/2007                                                 6,600                                   8.03
---------------------------------------- -------------------------------------- --------------------------------------
              11/30/2007                                                22,000                                   8.01
---------------------------------------- -------------------------------------- --------------------------------------
              11/30/2007                                                15,000                                   8.03
---------------------------------------- -------------------------------------- --------------------------------------
              11/30/2007                                                25,000                                   8.08
---------------------------------------- -------------------------------------- --------------------------------------
              12/04/2007                                                25,000                                   7.50
---------------------------------------- -------------------------------------- --------------------------------------
              12/05/2007                                                10,000                                   7.21
---------------------------------------- -------------------------------------- --------------------------------------

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CUSIP NO.      897051207            SCHEDULE 13D           PAGE 5 of 6 PAGES
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
---------------------------------------- -------------------------------------- --------------------------------------
              12/12/2007                                                   500                                   7.60
---------------------------------------- -------------------------------------- --------------------------------------
              12/14/2007                                                20,000                                   7.49
---------------------------------------- -------------------------------------- --------------------------------------
              12/17/2007                                                30,000                                   7.12
---------------------------------------- -------------------------------------- --------------------------------------
              12/18/2007                                                10,000                                   7.03
---------------------------------------- -------------------------------------- --------------------------------------
              12/19/2007                                                 2,000                                   6.91
---------------------------------------- -------------------------------------- --------------------------------------
              12/20/2007                                                 2,000                                   6.90
---------------------------------------- -------------------------------------- --------------------------------------
              12/31/2007                                                17,500                                   8.69
---------------------------------------- -------------------------------------- --------------------------------------
              12/31/2007                                                 7,800                                   8.85
---------------------------------------- -------------------------------------- --------------------------------------

       (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Class B Shares.

       (e) Not applicable.

--------------------------------------------------------------------------------
CUSIP NO.      897051207            SCHEDULE 13D           PAGE 6 of 6 PAGES
--------------------------------------------------------------------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 2, 2008


                                         /s/ Robert L. Rosen
                                         ------------------------------
                                         Robert L. Rosen, in his capacity
                                         as the managing member of RLR
                                         Capital Partners GP, LLC, the
                                         sole general partner of RLR
                                         Capital Partners, LP

                                         /s/ Robert L. Rosen
                                         ------------------------------
                                         Robert L. Rosen